September 24, 2024

Dara Albright
Chief Executive Officer
Worthy Property Bonds, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

        Re: Worthy Property Bonds, Inc.
            Post-Qualification Amendment to Offering Statement on Form 1-A Filed September 12, 2024
            File No. 024-11563
Dear Dara Albright:



       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 21

1. We note your response to prior comment 6 and reissue in part. Revise this section to discuss any other sources of capital that will remain that will allow you to fund both your lending business, as well as to pay redemption requests for your bonds and accrued interest. Make appropriate changes to your risk factors, cover page and summary discussion based on your response.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 September 24, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Clint J. Gage, Esq.